Exhibit 99.1

Pyxis Tankers Announces Financial Results for the Three and Nine Months Ended September 30, 2021

& the Acquisition of 2017 Built MR Product Tanker

Maroussi, Greece, November 15, 2021 – Pyxis Tankers Inc. (NASDAQ Cap Mkts: PXS) (the “Company” or “Pyxis Tankers”), an international pure play product tanker company, today announced its unaudited results for the three and nine month periods ended September 30, 2021.

Summary

For the three months ended September 30, 2021, our Revenues, net were $7.0 million. For the same period, our time charter equivalent (“TCE”) revenues were $3.4 million, represented a decrease of approximately $0.9 million or 21.3% over the comparable period in 2020. Our net loss attributable to common shareholders for the three months ended September 30, 2021 was $3.7 million, represented an increase of $1.8 million from the prior period. For the third quarter of 2021, the loss per share (basic and diluted) was $0.10 compared with a loss per share of $0.09 for the same period in 2020. Our negative adjusted EBITDA for the three months ended September 30, 2021 was $1.3 million, represented a decrease of $1.9 million over the comparable period in 2020. Please see “Non-GAAP Measures and Definitions” below.

Valentios Valentis, our Chairman and CEO commented:

“The chartering environment for product tankers in the third quarter of 2021 continued to be depressed, primarily due to a poor spot market. The period market, albeit more stable than the spot market, also encountered a further decline in activity. In the third quarter of 2021, the average TCE for our medium range tankers (“MRs”) was $7,326 which was dramatically lower than the TCE achieved the same period in 2020. Market conditions have since improved, and as of November 12, 2021, we had booked 49% of available days for the fourth quarter of 2021 at an average TCE rate of approximately $ 10,900 for our MRs. One bright spot for us during the third quarter of 2021 was the improved performance of our smaller tankers which achieved higher utilization and lower operating expenses.

Greater demand for refined petroleum products, especially from Organization for Economic Co-operation and Development (“OECD”) economies recovering from COVID-19, have helped reduce global inventories to levels at or below 5-year averages. According to the IEA, in September oil inventories within the OECD fell to their lowest level since 2015. Overall, global oil demand is forecasted to increase by 5.5 million barrels/day in 2021 and a further 3.3 million barrels in 2022 to 99.6 mb/d, slightly above pre-COVID-19 levels. Additionally, refined products tanker ton-mile demand could be bolstered by geographic dislocations taking place in the global refinery industry as new capacity is being added in the Middle East and Asia, while refinery capacity is being reduced or constrained in the US, Europe and Australia. Continued high refinery utilization and improving transportation activities are positive signs for tanker rates. For example, global gasoline demand is now 2% below pre-COVID levels, compared to being down more than 10% at the start of the year. Further relaxation of international travel restrictions should help air travel and lead to greater consumption of jet fuel, an important cargo for our industry.

While we maintain a positive outlook about the long-term prospects of the product tanker sector and the expanding global economic recovery, we are guarded about the impact of potential new COVID variants. Improving global GDP growth and expanding personal and commercial mobility should increase demand for seaborne transportation of a broad range of petroleum products. The International Monetary Fund (“IMF”) recently updated its global growth forecast to 5.9% this year and maintained a further 4.9% increase for 2022. According to a leading research firm, seaborne trade of oil products should rise 7.1% this year and a further 5.1% to 1,022 million tons, just shy of 2019 levels. The vessel supply picture continues to look positive due to the aging global fleet, continued low ordering of new tankers and a substantial increase in vessel demolition. At the end of October, 2021, the orderbook for MRs was 6% of the global fleet, equaling the number of vessels 20 years of age or older. The combination of high construction prices of over $40 million for a new MR with deliveries into 2024 and various uncertainties surrounding environmental regulations have discouraged ordering of new MRs. Vessel demolitions are on a record pace as 32 MRs were scrapped in the first nine months of the year.

1

Based on our optimistic view of the tanker market, we have decided to further expand our fleet. In July 2021 we acquired a 2013 built eco-efficient MR which we named the “Pyxis Karteria” and on November 15, 2021, we signed a Memorandum of Agreement to acquire from an affiliated company, the “Pyxis Lamda”, a 2017-built 50,296 dwt. eco-efficient MR that was constructed at SPP Shipbuilding Co. Ltd. (“SPP”) in South Korea, for $32 million. The Company’s audit committee, consisting of independent and disinterested members of the Company’s board of directors, have negotiated and approved this acquisition, which is expected to close in December 2021. The consideration for this transaction will consists of cash on hand, the issuance by the Company of $3 million under an amended unsecured promissory note due 2024 and $3 million in common shares; the non-cash component representing approximately 19% of the purchase price. The remaining portion of the consideration of this purchase will be funded by borrowings under a new $29 million loan from one of our existing lenders, which will also refinance an outstanding loan on the Pyxis Malou, our 2009 built tanker. This 5-year bank loan will bear interest at Libor + 3.15%, have principal amortization of $625,000 per quarter, and be secured by both vessels. This loan is subject to execution of definitive loan documentation and standard closing conditions.

We believe that these acquisitions (including the acquisition of Pyxis Karteria earlier this year) of quality modern tonnage will set us on a path towards future growth and optimally position the Company to participate in the expected recovery of our sector.”

Results for the three months ended September 30, 2020 and 2021

For the three months ended September 30, 2021, we reported a net loss attributable to common shareholders of $3.7 million, or $0.10 basic loss per share, compared to a net loss attributable to common shareholders of $1.9 million, or $0.09 basic loss per share, for the same period in 2020. The weighted average share count had increased by 16.8 million shares from the third quarter of 2020 to approximately 38.3 million common shares in the third quarter of 2021. The daily TCE of $6,988 during the third quarter of 2021 was 40.7% lower than the comparable period in 2020. This decrease was mainly attributed to higher voyage related costs and commissions, of $2.9 million during the three months ended September 30, 2021 compared to $0.7 million in the same period of 2020. This increase was mostly attributed to higher spot employment for our MRs at depressed charter rates and higher average bunker fuel costs. Vessel operating expenses increased by $0.9 million, or 30.4%, for the three months ended September 30, 2021 compared to the third quarter of 2020. However, lower interest and finance costs of approximately $0.5 million, primarily as a result of the refinancing of the previous $24 million loan facility secured by the Pyxis Epsilon (the “Eighthone Loan”) with a $17 million loan at a lower interest rate, mitigated the loss for the three months ended September 30, 2021. Our negative adjusted EBITDA of $1.3 million, represented a decrease of $1.9 million from $0.6 million for the same period in 2020.

Results for the nine months ended September 30, 2020 and 2021

For the nine months ended September 30, 2021, we reported a net loss attributable to common shareholders of $7.3 million, or $0.21 basic loss per share, compared to a net loss attributable to common shareholders of $4.3 million, or $0.20 basic loss per share for the same period in 2020. The weighted average share count increased by 13.5 million shares to approximately 35.0 million common shares for the most recent nine-month period. Lower daily TCE of $9,370 during the nine-month period ended September 30, 2021, resulting from poor spot chartering conditions and substantially higher bunker costs, were the primary factors that contributed to an operating loss of $4.0 million during the recent period. For the comparable period in 2020, the daily TCE was $11,825 with operating loss of $0.5 million. In 2021, revenues, net of $17.2 million were relatively stable compared to the same period in 2020. The new vessel ‘Pyxis Karteria’, contributed 73 additional operating days during the nine months ended September 30, 2021. The increase of $2.0 million in voyage related costs and commissions was partially offset by a decrease of approximately $1.3 million in interest and finance costs, net. Increased vessel operating expenses, general and administrative expenses, depreciation and amortization of special survey costs aggregating $1.5 million negatively impacted results for the most recent period. These additional costs, along with the recognition of a $0.5 million loss from debt extinguishment associated with the Eighthone Loan refinancing and dividends declared or accrued of approximately $0.4 million for the Series A Convertible Preferred Stock, resulted in a $3.0 million increased net loss attributable to common shareholders for the nine months ended September 30, 2021 compared to the prior period.

2

Our negative adjusted EBITDA of $0.1 million represented a decrease of $3.1 million from $3.0 million for the same nine-month period in 2020.

	Three months ended September 30,		Nine months ended September 30,
(Thousands of U.S. dollars, except for daily TCE rates)	2020	2021	2020	2021

Revenues, net	$5,075	$7,009	$17,199	$17,237
Voyage related costs and commissions	(704)	(3,570)	(3,333)	(5,374)
Time charter equivalent revenues [1]	$4,371	$3,439	$13,866	$11,863

Total operating days [2,3]	371	492	1,173	1,266

Daily time charter equivalent rate [1,2,3]	11,783	6,988	11,825	9,370

1 Subject to rounding; please see “Non-GAAP Measures and Definitions” below.

2 “Pyxis Delta” was sold on January 13, 2020, and has been excluded from the calculation for the nine months ended September 30, 2020 (the vessel had been under TC employment for approximately 2 days in January 2020 when it was redelivered from charterers in order to be sold).

3 Pyxis Karteria, acquired during the third quarter of 2021 (July 15, 2021).

Management’s Discussion and Analysis of Financial Results for the three months ended September 30, 2020 and 2021 (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Revenues, net: Revenues, net of $7.0 million for the three months ended September 30, 2021, represented an increase of $1.9 million, or 38.1%, from $5.1 million in the comparable period of 2020, primarily as a result of increased spot activity for our MR tankers at reduced TCE rates counterbalanced by the increased operating days due to our acquisition of Pyxis Karteria in July, 2021, and increased employment in the two smaller tankers.

Voyage related costs and commissions: Voyage related costs and commissions of $3.6 million for the three months ended September 30, 2021 increased by $2.9 million or 410%, from $0.7 million over the comparable period in 2020, primarily as a result of increased spot employment for our MRs and substantially higher average bunker fuel costs. Under spot charters, all voyage expenses are typically borne by us rather than the charterer and an increase in spot chartering results in an increase in voyage related costs and commissions.

Vessel operating expenses: Vessel operating expenses of $3.6 million for the three months ended September 30, 2021, represented an increase of $0.9 million, or 30.5%, from $2.8 million in the comparable period in 2020. This increase was primarily due to the secondhand vessel acquired in 2021 third quarter, Pyxis Karteria, as well as higher crewing costs for the fleet due to COVID-19-related measures.

General and administrative expenses: General and administrative expenses of $0.7 million for the three months ended September 30, 2021, remained relatively flat from the comparable period in 2020.

Management fees: For the three months ended September 30, 2021, management fees paid to our ship manager, Pyxis Maritime Corp. (“Maritime”), an entity affiliated with our Chairman and Chief Executive Officer, Mr. Valentis, and to International Tanker Management Ltd. (“ITM”), our fleet’s technical manager, in the aggregate of $0.4 million represented an increase of less than $0.1, attributable to the additional vessel, compared to the 2020 period.

Amortization of special survey costs: Amortization of special survey costs of $0.1 million for the three months ended September 30, 2021, remained relatively stable compared to the same period in 2020.

Depreciation: Depreciation of $1.3 million for the three months ended September 30, 2021, increased by $0.2 million compared to the same period in 2020, due to the inclusion of the newly acquired vessel.

3

Interest and finance costs, net: Interest and finance costs, net, of $0.7 million for the three months ended September 30, 2021, represented a decrease of $0.5 million, or 41.9%, from $1.3 million in the comparable period in 2020. This decrease was primarily attributable to the refinancing of the Eighthone Loan, which has helped to reduce the outstanding debt in Eighthone and the overall average interest rate, as well as lower LIBOR rates paid on floating rate bank debt, compared to the same period in 2020, partial offset by interest costs on new Tenthone loan, which was incurred when the Pyxis Karteria was acquired in July 2021.

Management’s Discussion and Analysis of Financial Results for the nine months ended September 30, 2020 and 2021 (Amounts are presented in million U.S. dollars, rounded to the nearest one hundred thousand, except as otherwise noted)

Revenues, net: Revenues, net of $17.2 million for the nine months ended September 30, 2021, remained flat compared with the same period of 2020, as a result of increased spot activity for our MR tankers at reduced TCE rates counterbalanced by the increased operating days due to the Pyxis Karteria acquisition in July, 2021, and increased employment in the two smaller tankers.

Voyage related costs and commissions: Voyage related costs and commissions of $5.4 million for the nine-month period ended September 30, 2021, represented an increase of $2.1 million, or 61.2%, compared to $3.3 million for the same period in 2020. This increase was primarily a result of a 122 days increase in spot employment for our MRs from 39 days during the nine months ended September 2020 to 161 days during the comparable period in 2021, as well as substantially higher average bunker fuel costs per metric ton. Under spot charters, all voyage expenses are typically borne by us rather than the charterer and an increase in spot chartering results in increased voyage related costs and commissions.

Vessel operating expenses: Vessel operating expenses of $9.0 million for the nine months ended September 30, 2021, represented an increase of $1.0 million, or 12.0%, compared to the same period in 2020, mainly attributed to the addition of newly acquired vessel, Pyxis Karteria, as well as higher crewing costs due to COVID-19-related measures.

General and administrative expenses: General and administrative expenses of $1.9 million for the nine-month period ended September 30, 2021 were $0.1 million higher than the same period in 2020, primarily attributed to higher professional fees.

Management fees: Management fees paid to Maritime and to ITM were $1.1 million in aggregate for both the nine-month periods ended September 30, 2021 and 2020.

Amortization of special survey costs: Amortization of special survey costs of $0.3 million for the period ended on September 30, 2021, increased $0.1 million due to three vessel drydockings completed in the second half of 2020.

Depreciation: Depreciation of $3.5 million for the nine months ended September 30, 2021, increased $0.2 million or 6.8% primarily due to the addition to the fleet of the Pyxis Karteria which was acquired on July 15, 2021.

Loss from debt extinguishment: For the nine months ended September 30, 2021, we recorded a loss from debt extinguishment of $0.5 million primarily reflecting a prepayment fee and the write-off of remaining unamortized balance of deferred financing costs, both of which are associated with the loan on the Pyxis Epsilon that was refinanced at the end of first quarter of 2021. No such loss was recorded for the comparable period in 2020.

Interest and finance costs, net: Interest and finance costs, net, for the nine months ended September 30, 2021, of $2.5 million, represented a decrease of $1.3 million or 34.3% from the compared period in 2020. The decrease was primarily attributable to lower finance cost derived from the refinancing on March 30, 2021 of the Eighthone Corp loan. Additionally, lower outstanding balance of the Eighthone Corp loan and lower LIBOR rates paid on floating rate bank debt, compared to the same period in 2020, helped reduce interest expense.

4

Unaudited Interim Consolidated Statements of Comprehensive Loss

For the three months ended September 30, 2020 and 2021

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Three months ended September 30,
	2020	2021

Revenues, net	$5,075	$7,009

Expenses:
Voyage related costs and commissions	(704)	(3,570)
Vessel operating expenses	(2,796)	(3,648)
General and administrative expenses	(655)	(673)
Management fees, related parties	(152)	(179)
Management fees, other	(194)	(227)
Amortization of special survey costs	(66)	(103)
Depreciation	(1,113)	(1,334)
Operating loss	(605)	(2,725)

Other expenses:
Loss from financial derivative instrument	(2)	(18)
Interest and finance costs, net	(1,266)	(735)
Total other expenses, net	(1,268)	(753)

Net loss	$(1,873)	$(3,478)

Dividend Series A Convertible Preferred Stock	—	(228)

Net loss attributable to common shareholders	$(1,873)	$(3,706)

Loss per common share, basic	$(0.09)	$(0.10)

Weighted average number of common shares, basic	21,560,656	38,316,854

5

Unaudited Interim Consolidated Statements of Comprehensive Loss

For the nine months ended September 30, 2020 and 2021

(Expressed in thousands of U.S. dollars, except for share and per share data)

	Nine months ended September 30,
Unaudited Consolidated Statements of Comprehensive Loss	2020	2021

Revenues, net	$17,199	$17,237

Expenses:
Voyage related costs and commissions	(3,333)	(5,374)
Vessel operating expenses	(8,024)	(8,990)
General and administrative expenses	(1,768)	(1,899)
Management fees, related parties	(484)	(479)
Management fees, other	(626)	(614)
Amortization of special survey costs	(163)	(306)
Depreciation	(3,302)	(3,528)
Allowance for credit losses	—	(9)
Gain from the sale of vessel, net	7	—
Operating loss	(494)	(3,962)

Other expenses:
Loss from debt extinguishment	—	(458)
Loss from financial derivative instrument	—	(18)
Interest and finance costs, net	(3,782)	(2,485)
Total other expenses, net	(3,782)	(2,961)

Net loss	$(4,276)	$(6,923)

Dividend Series A Convertible Preferred Stock	—	(381)

Net loss attributable to common shareholders	$(4,276)	$(7,304)

Loss per common share, basic	$(0.20)	$(0.21)

Weighted average number of common shares, basic	21,490,669	35,009,313

6

Consolidated Balance Sheets

As of December 31, 2020 and September 30, 2021 (unaudited)

(Expressed in thousands of U.S. dollars, except for share and per share data)

	December 31,	September 30,
	2020	2021
		(unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,620	$7,742
Restricted cash, current portion	—	347
Inventories	681	1,066
Trade accounts receivable	672	1,954
Less: Allowance for credit losses	(9)	(9)
Trade accounts receivable, net	663	1,945
Due from related parties	2,308	—
Prepayments and other current assets	133	260
Total current assets	5,405	11,360

FIXED ASSETS, NET:
Vessels, net	83,774	100,277
Total fixed assets, net	83,774	100,277

OTHER NON-CURRENT ASSETS:
Restricted cash, net of current portion	2,417	2,700
Financial derivative instrument	—	56
Deferred dry dock and special survey costs, net	1,594	1,288
Total other non-current assets	4,011	4,044
Total assets	$93,190	$115,681

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of deferred financing costs	$3,255	$5,872
Trade accounts payable	3,642	2,697
Due to related parties	—	120
Hire collected in advance	726	—
Accrued and other liabilities	677	724
Total current liabilities	8,300	9,413

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion and deferred financing costs	50,331	51,028
Promissory note	5,000	3,000
Total non-current liabilities	55,331	54,028

COMMITMENTS AND CONTINGENCIES	—	—

STOCKHOLDERS’ EQUITY:
Preferred stock ($0.001 par value; 50,000,000 shares authorized; of which 1,000,000 authorized Series A Convertible Preferred Shares; 181,475 and 449,673 Series A Convertible Preferred Shares issued and outstanding as at December 31, 2020 and September 30, 2021)	—	—
Common stock ($0.001 par value; 450,000,000 shares authorized; 21,962,881 and 38,316,854 shares issued and outstanding as at December 31, 2020 and September 30, 2021, respectively)	22	38
Additional paid-in capital	79,692	109,672
Accumulated deficit	(50,155)	(57,470)
Total stockholders’ equity	29,559	52,240
Total liabilities and stockholders’ equity	$93,190	$115,681

7

Unaudited Interim Consolidated Statements of Cash Flows

For the nine months ended September 30, 2020 and 2021

(Expressed in thousands of U.S. Dollars)

	Nine months ended September 30,
	2020	2021
Cash flows from operating activities:
Net loss	$(4,276)	$(6,923)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	3,302	3,528
Amortization of special survey costs.	163	306
Amortization of financing costs	265	171
Loss from debt extinguishment	—	458
Loss from financial derivative instrument	—	18
Gain on sale of vessel, net	(7)	—
Issuance of common stock under the promissory note	112	55
Changes in assets and liabilities:
Inventories	67	(385)
Due from/to related parties	(8,066)	2,428
Trade accounts receivable, net	990	(1,282)
Prepayments and other assets	295	(127)
Special survey cost	(446)	—
Trade accounts payable	(1,549)	(933)
Hire collected in advance	(1,022)	(726)
Accrued and other liabilities	75	(11)
Net cash used in operating activities	$(10,097)	$(3,423)

Cash flow from investing activities:
Proceeds from the sale of vessel, net	13,197	—
Vessel acquisition	—	(20,000)
Vessel additions	(13)	(3)
Ballast water treatment system installation	(391)	(155)
Net cash provided by / (used in) investing activities	$12,793	$(20,158)

Cash flows from financing activities:
Proceeds from long-term debt	15,250	30,500
Repayment of long-term debt	(19,079)	(27,150)
Gross proceeds from issuance of common stock	—	25,000
Common stock offering costs	(34)	(1,860)
Gross proceeds from issuance of preferred shares	—	6,170
Preferred shares offering costs	(19)	(512)
Proceeds from exercise of warrants into common shares	—	202
Repayment of promissory note	—	(1,000)
Financial derivative instrument	—	(74)
Payment of financing costs	(182)	(625)
Preferred stock dividends paid	—	(318)
Net cash provided by / (used in) financing activities	$(4,064)	$30,333

Net increase/ (decrease) in cash and cash equivalents and restricted cash	(1,368)	6,752
Cash and cash equivalents and restricted cash at the beginning of the period	5,176	4,037
Cash and cash equivalents and restricted cash at the end of the period	$3,808	$10,789

SUPPLEMENTAL INFORMATION:
Cash paid for interest	3,435	2,298
Non-cash financing activities – issuance of common stock under the promissory note	169	1,055
Unpaid portion for common stock offering costs and issuance of preferred shares	6	153
Unpaid portion of financing costs	118	40
Unpaid portion of vessel additions	11	28

8

Liquidity, Debt and Capital Structure

Pursuant to our loan agreements, as of September 30, 2021, we were required to maintain minimum liquidity of $3.05 million. Total cash and cash equivalents, including restricted cash, aggregated to $10.8 million as of September 30, 2021.

Total funded debt (in thousands of U.S. dollars), net of deferred financing costs:

	December 31, 2020	September 30, 2021
Funded debt, net of deferred financing costs	$53,586	$56,900
Promissory Note - related party	5,000	3,000
Total funded debt	$58,586	$59,900

Our weighted average interest rates on our total funded debt for the three and nine-month periods ended September 30, 2021 were 4.3% and 5.3%, respectively.

Upon repayment of the previous loan facility of the Pyxis Epsilon, the maturity date for the Amended & Restated Promissory Note with Maritime Investors, an affiliated entity with our Chairman and Chief Executive Officer, became March 30, 2022. Given the Company improved cash position, on June 17, 2021, the existing Amended and Restated Promissory Note was amended on the following basis: a) repayment of $1 million in principal plus accrued interest, b) conversion of $1 million of principal into 1,091,062 restricted common shares of the Company computed on the volume weighted average closing share price for the 10 day period commencing one day after its public distribution of the first quarter 2021, financial results press release (i.e. the period from June 3 to June 16, 2021 at $0.9165) and c) remaining balance of $3 million in principal to be due on April 1, 2023, with interest accruing at an annual rate of 7.5% (since June 17, 2021), payable quarterly in cash. The amendment was approved by the Company’s audit committee.

On July 15, 2021, we took delivery of the Pyxis Karteria, a 2013 built 46,652 dwt MR that was constructed at Hyundai Mipo Dockyard (“HMD”). The purchase was funded by a combination of cash and a $13.5 million bank loan that is secured by the vessel and amortizes over seven years.

On July 16, 2021, we announced the closing of an underwritten follow-on public offering (the “Offering”) of 308,487 shares of 7.75% Series A Cumulative Convertible Preferred Shares (the “Preferred Shares” and each a “Preferred Share”) which trade on the Nasdaq Capital Markets under the symbol “PXSAP,” at a purchase price of $20.00 per Preferred Share. The Company received gross proceeds of approximately $6.17 million from the Offering, prior to deducting underwriting discounts and offering expenses. The Company intends to use the net proceeds from the Offering of $5.56 million for general corporate purposes, including working capital and potential vessel acquisitions. Each Preferred Share is convertible into the Company’s common shares at a conversion price of $1.40 per common share, or 17.86 common shares, at any time at the option of the holder, subject to certain customary adjustments. If the trading price of Pyxis Tankers’ common stock equals or exceeds $2.38 per share for at least 20 days in any 30 consecutive trading day period ending 5 days prior to notice, the Company can call for mandatory conversion of the Preferred Shares. Dividends on the Preferred Stock shall be cumulative and paid monthly in arrears starting August 20, 2021, to the extent declared by the board of directors of the Company. The Preferred Shares will not be redeemable until after October 13, 2023, except upon change of control.

Monthly Series A Preferred Stock Dividend: During the months of January through October 2021, we paid cash dividends of $0.1615 per Series A Preferred Share, which aggregated $0.32 million for the nine month period ended September 30, 2021.

Update on Shares Issued and Outstanding: As of November 12, 2021, we had 38,316,854 issued and outstanding common shares, 449,673 Series A Preferred Shares and 1,590,540 warrants, with exercise prices of $1.40 per common share (exclusive of 444,571 non-tradeable underwriter warrants that may be exercised for our common shares, which have a weighted average exercise price of $2.16 per common share, and 4,683 warrants that may be exercised for our Series A Preferred Shares, which have a weighted average exercise price of $24.97 per Series A Preferred share). As of that date, Mr. Valentis beneficially owned 18,688,919 or approximately 48.8% of our outstanding shares.

9

Non-GAAP Measures and Definitions

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) represents the sum of net income / (loss), interest and finance costs, depreciation and amortization and, if any, income taxes during a period. Adjusted EBITDA represents EBITDA before certain non-operating or non-recurring charges, such as vessel impairment charges, gain from debt extinguishment and stock compensation. EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP.

EBITDA and Adjusted EBITDA are presented in this press release as we believe that they provide investors with means of evaluating and understanding how our management evaluates operating performance. These non-GAAP measures have limitations as analytical tools, and should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP. EBITDA and Adjusted EBITDA do not reflect:

●	our cash expenditures, or future requirements for capital expenditures or contractual commitments;
●	changes in, or cash requirements for, our working capital needs; and
●	cash requirements necessary to service interest and principal payments on our funded debt.

In addition, these non-GAAP measures do not have standardized meanings and are therefore unlikely to be comparable to similar measures presented by other companies. The following table reconciles net loss, as reflected in the Unaudited Consolidated Statements of Comprehensive Loss to EBITDA and Adjusted EBITDA:

	Three months ended September 30,		Nine months ended September 30,
(In thousands of U.S. dollars)	2020	2021	2020	2021
Reconciliation of Net loss to Adjusted EBITDA

Net loss	$(1,873)	$(3,478)	$(4,276)	$(6,923)

Depreciation	1,113	1,334	3,302	3,528

Amortization of special survey costs	66	103	163	306

Interest and finance costs, net	1,266	735	3,782	2,485

EBITDA	$572	$(1,306)	$2,971	$(604)

Loss from debt extinguishment	—	—	—	458

Loss / (Gain) from financial derivative instrument	2	18	—	18

Gain from the sale of vessel, net	—	—	(7)	—

Adjusted EBITDA	$574	$(1,288)	$2,964	$(128)

Daily TCE is a shipping industry performance measure of the average daily revenue performance of a vessel on a per voyage basis. Daily TCE is not calculated in accordance with U.S. GAAP. We utilize daily TCE because we believe it is a meaningful measure to compare period-to-period changes in our performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which our vessels may be employed between the periods. Our management also utilizes daily TCE to assist them in making decisions regarding employment of the vessels. We calculate daily TCE by dividing Revenues, net after deducting Voyage related costs and commissions, by operating days for the relevant period. Voyage related costs and commissions primarily consist of brokerage commissions, port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract.

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Vessel operating expenses (“Opex”) per day are our vessel operating expenses for a vessel, which primarily consist of crew wages and related costs, insurance, lube oils, communications, spares and consumables, tonnage taxes as well as repairs and maintenance, divided by the ownership days in the applicable period.

We calculate utilization (“Utilization”) by dividing the number of operating days during a period by the number of available days during the same period. We use fleet utilization to measure our efficiency in finding suitable employment for our vessels and minimizing the amount of days that our vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys and intermediate dry-dockings or vessel positioning. Ownership days are the total number of days in a period during which we owned each of the vessels in our fleet. Available days are the number of ownership days in a period, less the aggregate number of days that our vessels were off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and intermediate dry-dockings and the aggregate number of days that we spent positioning our vessels during the respective period for such repairs, upgrades and surveys. Operating days are the number of available days in a period, less the aggregate number of days that our vessels were off-hire or out of service due to any reason, including technical breakdowns and unforeseen circumstances.

EBITDA, Adjusted EBITDA and daily TCE are not recognized measures under U.S. GAAP and should not be regarded as substitutes for Revenues, net and Net income. Our presentation of EBITDA, Adjusted EBITDA and daily TCE does not imply, and should not be construed as an inference, that our future results will be unaffected by unusual or non-recurring items and should not be considered in isolation or as a substitute for a measure of performance prepared in accordance with U.S. GAAP.

Recent Daily Fleet Data:

(Amounts in U.S. Dollars per day)		Three months ended September 30,		Nine months ended September 30,
		2020	2021	2020	2021
Eco-Efficient MR2: (2021: 3 of our vessels)*
(2020: 2 of our vessels)	TCE :	14,313	6,982	14,816	10,892
	Opex :	6,261	7,869	6,065	7,086
	Utilization % :	99.4%	90.8%	98.5%	95.5%
Eco-Modified MR2: (1 of our vessels)
	TCE :	15,019	8,372	15,196	10,353
	Opex :	6,565	7,017	6,242	6,762
	Utilization % :	100.0%	84.4%	100.0%	94.9%
Small Tankers: (2 of our vessels)
	TCE :	5,352	6,386	5,481	6,554
	Opex :	5,425	5,160	5,112	4,999
	Utilization % :	60.9%	96.2%	70.6%	75.5%
Fleet: (2021: 6 vessels) *
(2020: 5 vessels) **	TCE :	11,783	6,988	11,825	9,370
	Opex :	5,987	6,795	5,719	6,234
	Utilization % :	83.6%	91.6%	87.4%	87.8%

* Pyxis Karteria, acquired during the third quarter of 2021 (July 15, 2021).

** Pyxis Delta, a standard MR, was sold on January 13, 2020, and has been excluded from the calculations for the nine months ended September 30, 2020 (the vessel had been under TC employment for approximately 2 days in January when it was re-delivered from charterers in order to be sold).

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2021 Annual Meeting of Shareholders

At the Company’s 2021 Annual Meeting of Shareholders held on November 11, 2021, Mr. Valentis, a Class 1 Director, was re-elected for the term ending in 2024.

Conference Call and Webcast

We will host a conference call to discuss our results at 4:30 p.m., Eastern Time, on Monday, November 15, 2021.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (877) 553-9962 (US Toll Free Dial In), 0(808) 238-0669 (UK Toll Free Dial In) or +44 (0) 2071 928592 (Standard International Dial In). Please quote “Pyxis Tankers”.

A telephonic replay of the conference and accompanying slides will be available following the completion of the call and will remain available until Monday, November 22, 2021. To listen to the archived audio file, visit our website http://www.pyxistankers.com and click on Events& Presentations under our Investor Relations page.

A live webcast of the conference call will be available through our website (http://www.pyxistankers.com) under our Events & Presentations page.

Webcast participants of the live conference call should register on the website approximately 10 minutes prior to the start of the webcast and can also access it through the following link:

https://event.on24.com/wcc/r/3408962/EFD0986947C0D9A3C7AB12C007432101

An archived version of the webcast will be available on the website within approximately two hours of the completion of the call.

The information discussed on the conference call, or that can be accessed through, Pyxis Tankers Inc.’s website is not incorporated into, and does not constitute part of this report.

About Pyxis Tankers Inc.

We own a modern fleet of six tankers, including the recent delivery of the Pyxis Karteria, engaged in seaborne transportation of refined petroleum products and other bulk liquids. We are focused on growing our fleet of medium range product tankers, which provide operational flexibility and enhanced earnings potential due to their “eco” features and modifications. Pyxis Tankers is positioned to opportunistically expand and maximize the value of its fleet due to competitive cost structure, strong customer relationships and an experienced management team, whose interests are aligned with those of its shareholders. For more information, visit: http://www.pyxistankers.com. The information discussed contained in, or that can be accessed through, Pyxis Tankers Inc.’s website, is not incorporated into, and does not constitute part of this report.

Pyxis Tankers Fleet (as of November 12, 2021)

Vessel Name	Shipyard	Vessel type	Carrying Capacity (dwt)	Year Built	Type of charter	Charter(1) Rate (per day)	Anticipated Redelivery Date

Pyxis Epsilon	SPP / S. Korea	MR	50,295	2015	Spot	n/a	n/a
Pyxis Theta (2)	SPP / S. Korea	MR	51,795	2013	Time	13,250	Dec 2021
Pyxis Karteria	HMD / S. Korea	MR	46,652	2013	Time	13,500	Nov 2021
Pyxis Malou	SPP / S. Korea	MR	50,667	2009	Spot	n/a	n/a
Northsea Alpha	Kejin / China	Small Tanker	8,615	2010	Spot	n/a	n/a
Northsea Beta	Kejin / China	Small Tanker	8,647	2010	Spot	n/a	n/a
			216,671

1)	Charter rates are gross and do not reflect any commissions payable.
2)	“Pyxis Theta” is contracted with a charterer’s option to extend the charter at $15,000 per day for an additional six months, plus/minus 15 days

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Forward Looking Statements

This press release contains forward-looking statements and forward-looking information within the meaning of the Private Securities Litigation Reform Act of 1995 applicable securities laws. The words “expected’’, “estimated”, “scheduled”, “could”, “should”, “anticipated”, “long-term”, “opportunities”, “potential”, “continue”, “likely”, “may”, “will”, “positioned”, “possible”, “believe”, “expand” and variations of these terms and similar expressions, or the negative of these terms or similar expressions, are intended to identify forward-looking information or statements. But the absence of such words does not mean that a statement is not forward-looking. All statements that are not statements of either historical or current facts, including among other things, our expected financial performance, expectations or objectives regarding future and market charter rate expectations and, in particular, the effects of COVID-19 on our financial condition and operations and the product tanker industry in general, are forward-looking statements. Forward-looking information is based on the opinions, expectations and estimates of management of Pyxis Tankers Inc. (“we”, “our” or “Pyxis”) at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Although we believe that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, those are not guarantees of our future performance and you should not place undue reliance on the forward-looking statements and information because we cannot give any assurance that they will prove to be correct. Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties and actual results and future events could differ materially from those anticipated or implied in such information. Factors that might cause or contribute to such discrepancy include, but are not limited to, the risk factors described in our Annual Report on Form 20-F for the year ended December 31, 2020 and our other filings with the Securities and Exchange Commission (the “SEC”). The forward-looking statements and information contained in this presentation are made as of the date hereof. We do not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except in accordance with U.S. federal securities laws and other applicable securities laws.

Company

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

info@pyxistankers.com

Visit our website at www.pyxistankers.com

Company Contact

Henry Williams

Chief Financial Officer

Tel: +30 (210) 638 0200 / +1 (516) 455-0106

Email: hwilliams@pyxistankers.com

Source: Pyxis Tankers Inc.

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